VICEROY EXPLORATION LTD.
Suite 520 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

INFORMATION CIRCULAR

(As at March 30, 2004, and in Canadian dollars except as indicated)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Viceroy Exploration Ltd. (the “Company”) for use at the annual general and special meeting to be held on April 29, 2004 and any adjournments thereof (the “Meeting”). The solicitation will be conducted primarily by mail but may be supplemented by telephone or other personal contact to be made by officers and employees of the Company without special compensation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the member's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are directors or officers of the Company (the “Management Proxyholders”).

A member (“shareholder”) has the right to appoint a person other than the Management Proxyholders, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this information circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see “Non-Registered Shareholders” below) acting on behalf, of a shareholder, or by the shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Policy 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, the Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wished to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Member must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Issuer consists of 300,000,000 shares divided into (i) 100,000,000 first preferred shares without par value; (ii) 100,000,000 second preferred shares without par value; and (iii) 100,000,000 common shares without par value, of which, as at March 30, 2004 , 28,972,158 common shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on March 29, 2004 will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6), which is the current number of directors.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and municipality of residence and position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a director	Number of common shares beneficially owned or, directly or indirectly controlled
W. David Black (1) (2) (3) Vancouver, British Columbia Director	Associate Counsel, DuMoulin Black since January 2004; Partner, DuMoulin Black, from 1968 to December 2003.	Since March 2003	205,720 common shares and options to acquire 150,000 common shares
Eric Cunningham (3) Toronto, Ontario Director	Mining Consultant	Since December 2003	307,840 common shares and options to acquire 50,000 common shares
Patrick G. Downey (2) North Vancouver, British Columbia President, CEO & Director	President and CEO of the Company; Professional Engineer; President and Director of Oliver Gold Corporation, November 1997 to February 2002; Director of Canico Resource Corporation, February 2002 to February 2003; President & C.E.O., Consolidated Trillion Resources Ltd., January 1999 to December 2003.	Since December 2003	767,826 common shares and options to acquire 400,000 common shares
Michael H. Halvorson (1) (2) Edmonton, Alberta Director	President of Halcorp Capital Ltd., a private investment and consulting company, since 1980.	Since March 2003	509,406 common shares and options to acquire 150,000 common shares
Robert V. Matthews (1) North Vancouver, British Columbia Director	President, Sheppards Building Materials Inc.	Since March 2003	134,000 common shares and options to acquire 150,000 common shares

Name and municipality of residence and position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a director	Number of common shares beneficially owned or, directly or indirectly controlled
Ronald K. Netolitzky (3) Victoria, British Columbia Chairman & Director	Chairman since April 2003; past President March 2003 to December 2003; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003.	Since March 2003	1,313,887 common shares and options to acquire 400,000 common shares

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance committee.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the past two fiscal year ends, being the three month period from incorporation March 31, 2003 to June 30, 2003 and the six month period from July 1, 2003 to December 31, 2003, in respect of the Company’s President and Chief Executive Officer and Chairman (the “Named Executive Officers”). No executive officer of the Company received salary and bonus exceeding $100,000 during the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year ended	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Patrick G. Downey President & CEO (1)	Dec 31 June 30	Nil n/a	Nil n/a	Nil n/a	400,000 n/a	Nil n/a	Nil n/a	12,500 n/a
Ronald K. Netolitzky Chairman (Past President & C.E.O.) (2)	Dec 31 June 30	Nil Nil	Nil Nil	Nil Nil	400,000 Nil	Nil Nil	Nil Nil	45,000 Nil

(1)	Appointed December 2003. Remuneration of $12,500 per month commenced December 2003 and is paid to Downey & Associates.
(2)
President & C.E.O. of the Company from April to December 2003. Remuneration of $7,500 per month commenced July 2003 and is paid to Keewatin Consultants, a division of Chintz & Co. Ltd., 49% held by Mr. Netolitzky.

Long Term Incentive Plans (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patrick G. Downey President & CEO	400,000	65%	$1.25	$1.20	Dec 3/08
Ronald K. Netolitzky Chairman (Past President & CEO)	100,000 200,000 100,000	16% 33% 16%	$0.50 $1.06 $1.25	n/a(1) n/a(2) $1.20	Sep 12/08 Oct 7/08 Dec 3/08

(1)
Company’s shares began trading on the TSX Venture Exchange (the “TSX-V”) on November 14, 2003. Exercise price was set based on the price of a private placement of the Company’s shares which was arranged in July and completed in early November.

(2)
Exercise price was determined by the directors after taking into account the pending listing of the Company’s shares on the TSX-V and the arrangement with Consolidated Trillion Resources Ltd. The price was set at $0.60 per share or the average trading price of the Company’s stock for the first five days of trading on the TSX-V, whichever was greater. The Company’s shares began trading on the TSX-V on November 14, 2003. The average price for the first five days of trading, November 14-20, 2003, was $1.06.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any stock options during the most recently completed financial year.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value(1) of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/ Unexercisable
Patrick G. Downey President & CEO	-	-	400,000/0	52,000/0
Ronald K. Netolitzky Chairman (Past President & CEO)	-	-	400,000/0	165,000/0

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares as at December 31, 2003 ($1.38).

Option Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed herein, the Company does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company’s most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation Committee

The Compensation Committee, consisting of Patrick G. Downey, W. David Black and Michael H. Halvorson, determines the compensation of the executive officers of the Company. See “Report on Executive Compensation” for further details.

Compensation of Directors

The Company does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following stock options were outstanding to directors of the Company at the most recently completed financial year:

Date Granted	Number of Shares Under Option	Exercise Price Per Share	Expiry Date
February 12, 2002	52,500(1)	$0.39	February 12, 2005
February 27, 2003	10,500(1)	$0.39	February 26, 2008
September 12, 2003	35,000(1)	$0.39	September 11, 2008
September 12, 2003	400,000	$0.50	September 12, 2008
October 7, 2003	200,000	$1.06	October 7, 2008
December 3, 2003	700,000	$1.25	December 3, 2008

(1)	Options rolled over pursuant to the Plan of Arrangement with Consolidated Trillion Resources Ltd.

Report on Executive Compensation

The compensation of the Company’s executive officers is determined by the Compensation Committee. Interested executives do not participate in review, discussions or decisions of the Compensation Committee regarding their remuneration.

In establishing levels of remuneration and in granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

The Company’s stock option plan is administered by the Compensation Committee of the Company. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

See “Summary Compensation Table” for more information on remuneration of Named Executive Officers.

This Report on Executive Compensation has been prepared by the Compensation Committee of the Company, comprised of Patrick G. Downey, W. David Black and Michael H. Halvorson.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness, now nor at any time since the beginning of the most recently completed financial year of the Company, of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

In November 2003, certain directors and officers of the Company subscribed for 420,000 units of a private placement of 4,200,000 units at $0.50 each consisting of one common share and one warrant entitling the holder to purchase one additional share for a price $0.60 for a period of three years or if for a period of 20 consecutive days the closing price of the Company was at or above $1.20, then the warrants would expire 30 business days following delivery of notice. Effective January 6, 2004, the Company provided notice of exercise and all warrants were exercised.

From June 2003 to February 2004, Quest Management Corporation (“QMC”) provided operating space and administrative services to the Company at a cost of $5,000 per month, plus direct costs. Messrs. Netolitzky, Black and Halvorson are directors and Ms. Susan Neale is CFO of both the Company and Quest Capital Corporation, the parent company of QMC.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a Tier 1 company listed on the TSX-V, the Company is required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the “Exchange Guidelines”). The Company’s approach to corporate governance in the context of the 14 specific Exchange Guidelines is set out in the attached Schedule A.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Ratification of Current Stock Option Plan and Previously Granted Options

The Company adopted its current stock option plan (“Stock Option Plan”) in 2003. The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. Market Price means the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The number of common shares which may be reserved for issuance to insiders of the Company may not exceed 10% of the outstanding common shares of the Company; the number of common shares which may be issued to insiders of the Company, within a one year period, may not exceed 10% of the outstanding common shares of the Company; and the number of common shares which may be issued to any one insider of the Company or to such insider’s associates, within a one year period, may not exceed 5% of the outstanding common shares of the Company. The Stock Option Plan does not contain any vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

As at March 30, 2004, options to acquire an aggregate of 2,467,500 common shares of the Company had been granted under the Stock Option Plan.

The full text of the Stock Option Plan is available for review at the registered office of the Company, (Suite 520, 700 West Pender Street, Vancouver, British Columbia) during regular business hours before the Meeting and at the Meeting.

The directors of the Company believe that passing of the following resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING RESOLUTIONS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

At the Meeting, shareholders will be asked to pass a resolution in the following form:

“RESOLVED that:

(a)
the Company’s stock option plan pursuant to which directors may, from time to time, reserve for issuance and issue up to 10% of the then issued and outstanding common shares of the Company pursuant to options issued to directors, officers, employees and consultants of the Company and its subsidiaries; and

(b)	the granting of options to acquire an aggregate of 2,467,500 common shares of the Company previously granted under the stock option plan,

as more particularly described in and subject to the restrictions described in the Company’s Information Circular dated March 30, 2004, be and are hereby approved, ratified and confirmed, subject to regulatory approval.”

In order to be effective, the foregoing ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

(b) Amendment of Charter Documents

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”. The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and to its existing articles (“Articles”) with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company’s Notice of Articles and the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

In order to be effective, the proposed special resolutions must be approved by a three-quarters majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that passing of the following resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING RESOLUTIONS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I.     Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every company’s Notice of Articles. The PCPs provides that the number of votes required to pass a special resolution (formerly referred to as an extraordinary resolution) or a special separate resolution is three-quarters of those votes cast. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by a two-thirds vote. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, a two-thirds majority vote, including if applicable a vote by an affected class, will be required for substantive changes to the corporate charter of the Company such as the creation, variation or abrogation of special rights and restrictions attached to issued shares; the subdivision, consolidation, change from shares with par value to shares without par value and viçe versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction,.

Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)	the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted and the Company’s Notice of Articles be altered accordingly;

(b)
any director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment;” and

(c)
the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

II.     Proposed Alteration of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 300,000,000 shares divided into (i) 100,000,000 first preferred shares without nominal or par value; (ii) 100,000,000 second preferred shares without par value; and (iii) 100,000,000 common shares without par value to an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)	“the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the Company’s Notice of Articles be altered accordingly;

(b)
the number of First Preferred Shares authorized to be issued be increased to an unlimited number of First Preferred Shares without nominal or par value and the Company’s Notice of Articles be altered accordingly;

(c)
the number of Second Preferred Shares authorized to be issued be increased to an unlimited number of Second Preferred Shares without nominal or par value and the Company’s Notice of Articles be altered accordingly;

(d)
any director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and takes such further actions that may be necessary to effect the amendment;” and

(e)
the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

III.     Amendment of Articles

Management believes that the amendments to the Articles will provide the Company with greater flexibility for future corporate activities. The full text of the shareholder resolution approving these amendments is contained in Schedule B to this Information Circular. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

The following is a summary of the more significant changes to the Articles:

1.
The Articles are amended to incorporate new terminology used in the New Act, including changing references to “shareholder(s)” from “member(s)” and to the “Business Corporations Act” from the “Company Act”;

2.	Certain provisions are deleted or amended as they are inconsistent with the New Act;

3.	The requirement for pro rata purchase of shares has been deleted;

4.	The quorum for Shareholders’ meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy;

5.	The chairman of a shareholders’ meeting has a second or casting vote in the event of a tie;

6.
Annual general meetings are required to be held each calendar year and not more than fifteen months (was thirteen months under the Company Act) after the holding of the last preceding annual general meeting.

7.	Shareholder meetings can, if the location is approved by directors’ resolutions, be held outside British Columbia;

8.	The directors may approve a change of name of the Company without the necessity for shareholder approval; and

9.	The directors shall cause the Company to indemnify officers on the same basis upon which directors are required to be indemnified.

The board of directors will be authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders. The amendments to the Articles shall take effect immediately on the date and time a certified copy of these resolutions are received for deposit at the Company’s records office.”

Copies of the Altered Notice of Articles and the amended Articles are available for viewing at the Meeting or may be obtained from the Company by request.

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

CERTIFICATE

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein misleading in the light of the circumstance in which it was made.

DATED this 30th day of March, 2004.

BY ORDER OF THE BOARD

“Patrick G. Downey”
PATRICK G. DOWNEY
President and Chief Executive Officer

SCHEDULE A

TO INFORMATION CIRCULAR DATED MARCH 30, 2004

Viceroy Exploration Ltd.

Statement of Corporate Governance Practices

The corporate governance practices of Viceroy Exploration Ltd. (the “Company”) are designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to best serve the interests of the shareholders.

The TSX has adopted certain guidelines regarding the disclosure by listed companies of their practices relating to corporate governance. These guidelines apply to the Company as it is listed on Tier 1 of the TSX-V. The corporate governance practices of the Company are described below under the headings which relate to the guidelines set out by the TSX.

1.

Stewardship of the Company

The role of the directors is to oversee the conduct of the Company's activities and direct and supervise management in the day-to-day conduct of the business in accordance with governing rules and regulations and the Company’s Charter and Code of Ethics. A copy of the Company’s Code of Ethics is available upon request to the Corporate Secretary.

The directors discharge the following five specific responsibilities as part of their overall "stewardship responsibility":

a)
Adopting a strategic planning process: the Board’s strategic planning decisions are primarily based on information and recommendations provided by management. Prior approval of the directors of the Company is required for all material transactions in which the Company is involved including, without limitation, the acquisition and disposition by the Company of significant assets and properties, the issue of securities of the Company and the appointment of officers of the Company. At least quarterly, the Board reviews with management the Company’s projects, budgets, new opportunities, environmental issues and any other matters which may affect the Company’s strategic plans.

b)
Identifying the principal risks of the Company’s business and employing appropriate systems to manage these risks: through the Audit Committee, the Board is responsible for identifying risks of the Company and ensuring that risk management systems are implemented in accordance with the Audit Committee Mandate (see Guideline #13). At each meeting held to consider quarterly and annual reports, the Audit Committee reviews and discusses areas of concern with the internal and external auditors and reports back to the Board as deemed fit.

c)
Succession planning, including appointing, training and monitoring senior management: the entire Board assumes responsibility for this function which includes choosing the President and C.E.O., appointing senior management and monitoring their performance. In order to train, develop and retain senior management, the Board encourages professional and personal development activities and courses. Due to the current size of the Company, there is no formal job description or succession planning program in place. When senior management positions become available, replacements are sourced via executive search companies or recommendations from other management personnel or directors.

d)
Communications policy: the Board believes that its communications with shareholders and others interested in the Company are responsive and effective. The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings. Management is available to shareholders to respond to questions and concerns on a prompt basis. Information is also widely available at the Company’s website located at www.viceroyexploration.com. Shareholders may contact the Company via the website, by e-mail or by telephone. The President and C.E.O. and Corporate Secretary have primary responsibility for reviewing disclosure documents and ensuring compliance with continuous disclosure requirements with dissemination authorized only by the Chairman or President and C.E.O.

e)
Integrity of the Company’s internal information, audit and control systems: on behalf of the Board, the Audit Committee assesses the control systems in place and ensures their effectiveness. Please see Guideline #13 for additional information.

2.

Board Independence

The Company's Board is comprised of six directors, of whom four can be defined as "unrelated directors" or "directors who are independent of management and are free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings" and do not have interests in or relationships with the Company. To the best of the Company’s knowledge, the Company does not have a significant shareholder.

3.

Individual Unrelated Directors

In determining whether a director is an unrelated director, the directors of the Company consider, among other things, whether the director has a relationship which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management of the Company. The determination of the number of “unrelated directors” of the Company is made on the basis of the foregoing considerations and factors relating to the degree to which directors perform management functions of the Company. Messrs. Netolitzky and Downey are related directors due to their positions of Chairman and President and C.E.O., respectively. The other directors are unrelated as they do not work in the day-to-day operations of the Company.

4.

Nominating Committee

The Company does not have a Nominating Committee. The Corporate Governance Committee is responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. All its members are unrelated directors. New nominees should have a proven track record in business (preferably in the mining industry) and the ability to devote the time required to serve.

5.

Assessing the Board’s Effectiveness

The Corporate Governance Committee evaluates the effectiveness of the Board, its committees and individual directors. Based on feedback from the directors, the Corporate Governance Committee members assess the operation of the Board and the adequacy of information provided to the Board and recommends changes where necessary.

6.

Orientation and Education of Directors

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of a formal orientation and education program for new directors is not presently warranted given the size of the Company and the current composition of the Board. Senior management provides regular reports to the directors on the Company’s activities. Directors may visit the Company’s properties whenever they wish and are encouraged to take professional development courses at the Company’s expense. Once appointed, directors are provided with a copy of the Company’s Code of Ethics to which they are expected to adhere.

7.

Effective Board Size

The Corporate Governance Committee reviews the composition and size of the Board once a year. The Committee considers the current number of six directors to be appropriate given the size of the Company and do not contemplate changing the number of directors of the Company in the foreseeable future.

8.

Compensation of Directors

There are no arrangements under which directors are compensated by the Company and its subsidiaries. The Compensation Committee reviews the Company’s Stock Option Plan annually and determines the number, if any, to be granted to directors, officers and employees. See “EXECUTIVE COMPENSATION – Compensation of Directors” for further information.

9.

Committees and Outside Directors

There are three committees, all of which have a majority of members who are outside directors. All directors are members of at least one Board committee. The committees are as follows:

a)
The Compensation Committee is comprised of three directors, two of which are outside directors. The members are W. David Black, Michael H. Halvorson and Patrick Downey. This committee is responsible for

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reviewing and making recommendations to the Board regarding human resources matters, including management compensation policies and programs, succession plans and recruitment. A copy of the Compensation Committee Mandate is available on request from the Company.

b)
The Corporate Governance Committee is comprised of three directors, two of which are outside directors. The members are W. David Black, Eric Cunningham and Ronald K. Netolitzky. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders. A copy of the Corporate Governance Committee Mandate is available on request from the Company.

c)	The Audit Committee is comprised of three directors, all of which are outside directors. The members are W. David Black, Michael H. Halvorson and Robert V. Matthews. Please see Guideline #13 for the Audit Committee Mandate.

10.

Approach to Corporate Governance

The Corporate Governance Committee has the responsibility for developing the Company’s approach to corporate governance matters, including the review and implementation of the corporate governance practices of the Company, and recommending any changes to the Board of Directors. They do so primarily by monitoring best practices among peer companies to ensure the Company continues to maintain high standards of corporate governance.

11.

Position Descriptions

There are no formal job descriptions for directors or for management. The directors of the Company require management of the Company to provide complete and accurate information with respect to management’s activities and to provide relevant information concerning the industry in which the Company operates. The Board monitors and assesses management through its regular contact with the management team, most of whom provide reports to the Board or its committees at meetings.

12.

Independence of Management

There are no special structures or processes in place to facilitate the functioning of the directors of the Company independently of management. However, the outside directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

13.

Audit Committee

The Audit Committee is appointed by the Board and comprised of three members, none of whom are officers or employees. The current members are W. David Black, Michael H. Halvorson and Robert V. Matthews, who is also the Committee’s financial expert.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of corporate controls which management and the Board have established and the audit process. The mandate and charter of the Audit Committee is attached hereto as Appendix I.

14.

Outside Advisors

The directors of the Company have not implemented any formal system enabling an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. Upon notice to the President and C.E.O., all directors have the right to seek legal advice at the Company’s expense. Other outside advisors may be engaged at the Company’s expense upon request to the Board.

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APPENDIX I

TO SCHEDULE “A” OF INFORMATION CIRCULAR DATED MARCH 30, 2004

VICEROY EXPLORATION LTD.

Audit Committee Mandate & Charter

The responsibilities of the Audit Committee are as follows:

1.
Assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

2.	Managing the relationship with the auditor with respect to:
	a)	recommending nomination and compensation of the auditor;
	b)	having the auditor report directly to the Audit Committee;
	c)	overseeing the work of the auditor;
	d)	pre-approving non-audit services.

3.	Reviewing with the auditors, internal accountants and management of the Company:
a.
any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document;

b.

the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

4.	Reviewing with the internal accountants and management of the Company:
a.
any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;

b.

the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement;

5.
Otherwise reviewing as required and reporting to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

6.	Otherwise ensuring that no restrictions are placed by management on the scope of the auditor's review and examination of the Company's accounts;

7.	Ensuring the independence of and recommending to the Board of Directors the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting;

8.
Ensuring that methods are in place to allow any director, officer or employee to bring concerns to the attention of the Audit Committee and that those who do so are provided protection from any retaliatory action whatsoever. Mr. Robert Matthews, Chairman of the Audit Committee, has been designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly and appropriately; and

9.
Meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this mandate.

SCHEDULE B

TO INFORMATION CIRCULAR DATED MARCH 30, 2004

Text of Special Resolution Approving Amendments to Articles of Viceroy Exploration Ltd.

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)	the Articles of the Company are hereby amended as follows:

	1.	Article 1.1 of the definition of "Company Act" be deleted in its entirety.

2.

The following definition be added to Article 1.1:

"Business Corporations Act" means the Business Corporations Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto."

	3.	"Business Corporations Act" be substituted for "Company Act" wherever such term appears in the Articles.

	4.	"shareholder" be substituted for "member" and "shareholders" be substituted for "members" wherever such terms appear in the Articles.

	5.	"Notice of Articles" be substituted for "Memorandum" wherever such term appears in the Articles.

	6.	"special general meeting" be substituted for "extraordinary general meeting" wherever such term appears in the Articles.

	7.	Article 3.2 be deleted in its entirety.

	8.	Article 6.3 be deleted in its entirety and the following substituted therefor:

"6.3	The Company may alter its Notice of Articles or these Articles:

	(i)	by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii)

by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of two-thirds, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class."

9.	Article 6.4 be deleted in its entirety and the following substituted therefor:

"6.4
Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding two-thirds of the rest of such shares."

10.	Article 6.5 be deleted in its entirety.

11.	Article 7.1 be deleted in its entirety and the following substituted therefore:

"7.1
Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Business Corporations Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

12.	Article 8.3 be deleted in its entirety.

13.	Article 9.1 be deleted in its entirety and the following substituted therefor:

"9.1
Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within eighteen months from the date of recognition under the Business Corporations Act and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than fifteen months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors."

14.	Article 9.5 be deleted in its entirety and the following substituted therefor:

"9.5	A general meeting of the Company may be held at a location outside British Columbia if that location is:

	(i)	approved by resolution of the directors before the meeting is held; or

	(ii)	approved in writing by the Registrar of Companies before the meeting is held."

15.	Article 10.3 be deleted in its entirety and the following substituted therefor:

"10.3
Save as herein otherwise provided, a quorum shall be one member or proxyholder present. If there is only one member, the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat."

16.	Article 10.10 be deleted in its entirety and the following substituted therefor:

"10.10
In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote."

17.	The following subsection be added to Section 14 of the Articles:

"14.3	The Directors shall have the power by resolution of the directors to approve a change of name of the Company."

18.	Article 19.2 be deleted in its entirety and the following substituted therefor:

"19.2
Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify any officer, and may cause the Company to indemnify any employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever

2

incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. Each officer of the Company shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity."

19.	Section 25.1(i) of Article 25.1 be deleted in its entirety and Section 25.1(ii) be redesignated at Section 25.1 (i).

(b)	any director of the Company is authorized to prepare such documents and takes such further actions that may be necessary to effect the amendment; and

(c)
the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

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